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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 1)



                    Under the Securities Exchange Act of 1934




                              INTEGRAL VISION, INC.
                                (Name of Issuer)




                                  COMMON STOCK
                         (Title of Class of Securities)




                                4 5 8 1 1 H 1 0 6
                                 (CUSIP Number)






    [X] Rule 13d-1(b) for Industrial Boxboard Corporation Profit Sharing Plan
 [X] Rule 13d-1(c) for J. N. Hunter, J. A. Hunter, Industrial Boxboard Company,
                      and Industrial Boxboard Corporation


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
CUSIP Number:              4 5 8 1 1 H 1 0 6
Item 1:                    Reporting Person:         J. N. Hunter
Item 4:                    United States of America
Item 5:                    230,000
Item 6:                    794,286
Item 7:                    230,000
Item 8:                    794,286
Item 9:                    1,024,286
Item 11:                   9.93%
Item 12:                   IN


CUSIP Number:              4 5 8 1 1 H 1 0 6
Item 1:                    Reporting Person:         J. A. Hunter
Item 4:                    United States of America
Item 5:                    0
Item 6:                    794,286
Item 7:                    0
Item 8:                    794,286
Item 9:                    794,286
Item 11:                   7.81%
Item 12:                   IN


CUSIP Number:              4 5 8 1 1 H 1 0 6
Item 1:                    Reporting Person:         Industrial Boxboard Corporation Profit
                                                     Sharing Plan, J. N. Hunter and J. A. Hunter,
                                                     Trustees
Item 4:                    California
Item 5:                    640,286
Item 6:                    0
Item 7:                    640,286
Item 8:                    0
Item 9:                    640,286
Item 11:                   6.39%
Item 12:                   EP


CUSIP Number:              4 5 8 1 1 H 1 0 6
Item 1:                    Reporting Person:         Industrial Boxboard Company,
                                                     J. N. Hunter and J. A. Hunter, its general
                                                     partners
Item 4:                    California
Item 5:                    154,000
Item 6:                    0
Item 7:                    154,000
Item 8:                    0
Item 9:                    154,000
Item 11:                   1.61%
Item 12:                   PN



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
CUSIP Number:              4 5 8 1 1 H 1 0 6
Item 1:                    Reporting Person:         Industrial Boxboard Corporation,
                                                     J. N. Hunter and J. A. Hunter, its sole
                                                     shareholders as community property
Item 4:                    California
Item 5:                    0
Item 6:                    0
Item 7:                    0
Item 8:                    0
Item 9:                    0
Item 11:                   0.0%
Item 12:                   CO


Item 1(a).        Name of Issuer:

                                          Integral Vision, Inc.


Item 1(b).        Name of Issuer's Principal Executive Offices:

                                          38700 Grand River Avenue
                                          Farmington Hills, Michigan  4 8 3 3 5


Item 2(a).        Name of Person Filing:

                                          J. N. Hunter


Item 2(b).        Address or Principal Business Office or, if none, Residence:

                                          Industrial Boxboard Corporation
                                          2 2 4 9  Davis Court
                                          Hayward, CA  9 4 5 4 5

Item 2(c).        Citizenship:

                                          United States of America


Item 2(d).        Title of Class of Securities:

                                          Common Stock


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Item 2(e).        CUSIP Number:

                                          4 5 8 1 1 H 1 0 6


Item 3.  If this statement is filed pursuant to sections 240.13d-1(b)
                  or 240.13d-2(b) or (c) check whether the person filing is a:

                  Not applicable:         J. N. Hunter, J. A. Hunter, for the
                                          Industrial Boxboard Corporation, or
                                          for the Industrial Boxboard Company

                  However, for the Industrial Boxboard Corporation Profit Sharing Plan, J. N. Hunter and J. A. Hunter, Trustees:

                  [X] An employee benefit plan in accordance with
                  section 240.13d-1(b)(1)(ii)(F)

Item 4.  Ownership:

                  J. N. Hunter:

                  (a)      Amount Beneficially Owned:                                   1,024,286
                           (includes warrants to purchase 889,286 shares --
                            an increase of 74,933 warrants since the initial
                            13g filing)

                  (b)      Percent of Class:                                            9.93%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:           230,000
                                    (shares held in J. N. Hunter's IRA)

                           (ii)     shared power to vote or to direct the vote:         794,286

                           (iii)    sole power to dispose or to direct the
                                    disposition of:                                     230,000
                                    (shares held in J. N. Hunter's IRA)

                           (iv)     shared power to dispose or to direct the
                                    disposition of:                                     794,286


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                  J. A. Hunter:

                  (a)      Amount Beneficially Owned:                                   794,286
                           (includes warrants to purchase 739,286 shares --
                            an increase of 74,933 warrants since the initial
                            13g filing)

                  (b)      Percent of Class:                                            7.81%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:           0

                           (ii)     shared power to vote or to direct the vote:         794,286

                           (iii)    sole power to dispose or to direct the
                                    disposition of:                                     0

                           (iv)     shared power to dispose or to direct the
                                    disposition of:                                     794,286

                  Industrial Boxboard Corporation Profit Sharing Plan,
                  J. N. Hunter and J. A. Hunter, Trustees:

                  (a)      Amount Beneficially Owned:                                   640,286
                           (includes warrants to purchase 589,286 shares  --
                            an increase of 74,933 warrants since the initial
                            13g filing)

                  (b)      Percent of Class:                                            6.39%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:           640,286

                           (ii)     shared power to vote or to direct the vote:         0

                           (iii)    sole power to dispose or to direct the
                                    disposition of:                                     640,286

                           (iv)     shared power to dispose or to direct the
                                    disposition of:                                     0

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Item 4. Ownership:  (continued)

                  Industrial Boxboard Company, a California Partnership
                  J. N. Hunter and J. A. Hunter, its sole general partners:

                  (a)      Amount Beneficially Owned:                                   154,000
                           (includes warrants to purchase 150,000 shares)

                  (b)      Percent of Class:                                            1.61%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:           154,000

                           (ii)     shared power to vote or to direct the vote:         0

                           (iii)    sole power to dispose or to direct the
                                    disposition of:                                     154,000

                           (iv)     shared power to dispose or to direct the
                                    disposition of:                                     0


                  Industrial Boxboard Corporation, a California Corporation
                  J. N. Hunter and J. A. Hunter, its sole shareholders as community property:

                  (a)      Amount Beneficially Owned:                                   0
                           (all of the shares and warrants beneficially owned
                             at the time of the previous 13g filing were transferred
                             to the Industrial Boxboard Company - see above)

                  (b)      Percent of Class:                                            0.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:           0

                           (ii)     shared power to vote or to direct the vote:         0

                           (iii)    sole power to dispose or to direct the
                                    disposition of:                                     0

                           (iv)     shared power to dispose or to direct the
                                    disposition of:                                     0

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Item 5.  Ownership of Five Percent or Less of a Class:

                                            Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                                            Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                                            Not applicable


Item 8.  Identification and Classification of Members of the Group:

                                            Not applicable


Item 9.  Notice of Dissolution of Group

                                            Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 10, 2002

                  Industrial Boxboard Corporation Profit Sharing Plan


                  /s/  J. N. Hunter                     /s/  J. A. Hunter
                  ------------------------              -----------------------
                  J. N. Hunter, Trustee                 J. A. Hunter, Trustee


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Item 10. Certification (continued)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 10, 2002


            /s/  J. N. Hunter                     /s/  J. A. Hunter
            -----------------------------         ------------------------------
            J. N. Hunter                          J. A. Hunter


            Industrial Boxboard Company, a California partnership


            /s/  J. N. Hunter                     /s/  J. A. Hunter
            -----------------------------         ------------------------------
            J. N. Hunter, general partner         J. A. Hunter, general partner


            Industrial Boxboard Corporation, a California corporation


            /s/  J. N. Hunter
            -----------------------------
            J. N. Hunter, its President


Note: The address for all reporting persons herein is the address listed in Item 2(b) above.